VIA EDGAR

February 4, 2022

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Angela Lumley and Rufus Decker

Re:	TravelCenters of America Inc.
Form 10-K for the Fiscal Year Ended December 31, 2020
Filed February 26, 2021
Item 2.02 Form 8-K filed November 1, 2021
File No. 001-33274

Ladies and Gentlemen:

On behalf of TravelCenters of America Inc. (the “Company”), submitted herewith is a response to the comment contained in the letter dated January 28, 2022 from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission to the Company regarding the above referenced Form 8-K. For the convenience of the Staff, your comment is reproduced below in italicized text and the Company’s response is set forth immediately following the reproduced comment.

General

Item 2.02 Form 8-K filed November 1, 2021

Exhibit 99.1

Reconciliation of Non-GAAP Financial Measures

Calculation of EBITDA, Adjusted EBITDA and Adjusted EBITDAR

Calculation of Adjusted EBITDAR Margin, page 8

1.           We have reviewed your response to comment 1. You consider adjusted EBITDAR and adjusted EBITDAR margin to be valuation measures. However, you present and discuss these measures on a comparative basis (current period to prior period), as if they are performance measures. Please revise your disclosure to present adjusted EBITDAR and adjusted EBITDAR margin for the most recent valuation period only with no comparison to prior periods. Also, revise your calculation of adjusted EBITDAR margin to use fuel revenues, rather than fuel gross margin, in the denominator or remove your presentation of adjusted EBITDAR margin entirely. Finally, present and discuss net income (loss) margin whenever adjusted EBITDAR margin is presented and discussed. Please refer to Question 102.10 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations and Item 10(e)(1)(i)(A) of Regulation S-K.

Response:

The Company acknowledges the Staff’s comments. In response, the Company will revise its future disclosure to present adjusted EBITDAR for only the most recent valuation period, with no comparison to prior periods. Additionally, if the Company determines to present and discuss adjusted EBITDAR margin in the future, it will revise the calculation to use fuel revenues in the denominator and will present and discuss net income (loss) margin whenever adjusted EBITDAR margin is presented and discussed.

Should you have any questions or require additional information, please telephone the undersigned at (440) 808-9100.

Very truly yours,

/s/ Peter J. Crage
Peter J. Crage
Executive Vice President, Chief Financial Officer and Treasurer

cc:	Mark R.Young, TravelCenters of America Inc.
Zachary Blume, Ropes & Gray LLP